Mail Stop 0409

October 7, 2004


Phillip H. McNeill, Sr.
Chief Executive Officer
Equity Inns, Inc.
7700 Wolf River Boulevard
Germantown, TN 38138

Re:	Equity Inns, Inc.
	Post-Effective Amendment No. 1 to Form S-3 Filed September 22,
2004
	Registration No. 333-117421

Dear Mr. McNeill:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to your risk factors section and internal controls disclosure. We have the following comments.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.




Risk Factors

Recently enacted and proposed changes in securities laws and regulations..., page 5

1. We note that this risk factor appears to be generic to all public companies. Please delete, or revise to describe the specific risks to your company.

We may have difficulty implementing in a timely manner the internal controls..., page 5

2. We note your disclosure that there can be "no assurance" that you will be able to issue the report required by Section 404 of the Sarbanes-Oxley Act of 2002 "in a timely manner" or that you will be able to report that your internal controls are "effective." We have the following comments:

* With respect to the title of this risk factor, it appears to us that if you are unable to implement internal controls in a timely manner, then your internal controls for purposes of Section 404 would be ineffective. Please revise the title and body of this risk factor accordingly.

* It is inappropriate to state that you can give investors "no assurance" that your internal controls will be effective. You may, however, state that you can only give investors a reasonable assurance as to this matter. Please revise accordingly.

* Please note, failure to obtain a Type 2 SAS 70 from one or more of your management companies would result in your internal controls report being ineffective. Please revise your disclosure.

* Your description of this risk related to your compliance with
Section 404 is generic. Please delete or revise to reflect risks of non-compliance that are particular to your business.

3. On a supplemental basis, please describe in detail the status of your efforts to date to implement internal controls under Section
404.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Ossias at (202) 824-5331 with any other questions.


							Sincerely,



							Peggy Kim
							Senior Counsel


cc:	David C. Wright, Esq. (via fax)
	HUNTON & WILLIAMS, LLP
Equity Inns, Inc.
October 7, 2004
Page 1